                                                                      EXHIBIT 20

For Immediate Release                        For Investor Inquiries, contact:
    December 28, 1995                        Thomas K. Peck
    95-15                                    317/574-3512

                                             For Media Inquiries, contact:
                                             Donna H. Coppinger
                                             317/574-3518

          DRE ANNOUNCES NEW ACQUISITIONS, EXPANSIONS AND PROPERTY SALE

     INDIANAPOLIS - Duke Realty Investments, Inc. (DRE/NYSE) reported today that it has formed a joint venture with an institutional real estate investor and purchased 25 industrial buildings totaling approximately 2,250,000 square feet, primarily in Park 100 Business Park in Indianapolis, Indiana. Additionally, the Company announced two new expansion projects totaling 150,000 square feet and that it has purchased (i) the joint venture interest of its partner in Parkwood Crossing, a suburban office development in Indianapolis, Indiana; (ii) 50 acres of land at Earth City in St. Louis, Missouri; and (iii) two industrial buildings in Cincinnati, Ohio totaling approximately 116,000 square feet. Duke's total investment in the above, excluding land, is $92.7 million on which it anticipates earning a return of approximately 11 percent. The Company also invested an additional $11.2 million in its land purchases at Earth City and Parkwood Crossing.
     The 25 Indianapolis industrial properties acquired contain approximately 2,250,000 square feet and are 97 percent leased. Twenty-two of the new properties are located in Park 100 Business Park and three are in Hillsdale TechneCenter. All of the properties acquired were initially built by Duke and have been leased and managed by Duke since their construction. According to Thomas L. Hefner, President and Chief Executive Officer; "The alliance that was created to purchase these properties was a strategic move which allows us to further enhance our dominant market position by gaining control of the highest quality portfolio of Indianapolis industrial assets that we did not already own. Having built the new properties initially and having managed them for several years, we are very pleased with the synergy that will result from their addition to our portfolio."
     The Venture created to purchase the Indianapolis industrial properties was formed by Duke contributing at fair market value approximately 1.4 million square feet of recently developed or acquired industrial properties, 1.1 million square feet of property under development, 113 acres of recently acquired land and approximately $4.4 million of cash. The Company's joint venture partner, an institutional investor with a 10 year business relationship with Duke, contributed cash in the amount equal to the value of Duke's contribution. As a result, the Venture owns more than 3.6 million square feet of industrial properties encumbered by only $3.9 million of debt. Upon completion of the properties under development, the Venture will own approximately 4,750,000 square feet of industrial properties and 113 acres of industrially zoned land having a total value in excess of $170,000,000. Attached is a schedule showing the properties involved together with an outline of the joint venture terms.
     The new expansion projects announced today involve two distribution facilities that are also at Park 100 Business Park. Shepard Poorman Graphics has signed a 10 year lease for a 52,800 square foot expansion of Building 91. Day Dream Publishing, Inc., has signed an eight year lease for a 97,080 square foot expansion of the 98,000 square foot facility which was built for them by Duke in 1994. Both Shepard Poorman Graphics and Day Dream Publishing are affiliates of Shepard Poorman Communications Corporation.


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     Duke's acquisition of the remaining partnership interest in Parkwood
Crossing involves two buildings and approximately 40 acres of land. The buildings include One Parkwood, a 108,000 square foot suburban office property which is 100 percent leased, and Two Parkwood a 93,000 square foot office building which is in the final stages of development and is 83 percent pre-leased. The acreage involved is zoned for approximately 650,000 square feet of additional suburban office buildings.
     The Cincinnati industrial acquisition includes two distribution buildings totaling 116,000 square feet. The two buildings are 82 percent leased in the aggregate and are located near Duke's World Park project in northern Cincinnati.
     The St. Louis land acquisition consists of 50 acres at Earth City, a 1,200 acre multi-use business park which contains approximately 6 million square feet of commercial properties. With this purchase, Duke now owns more than 150 acres at Earth City including the only large, contiguous land parcels remaining at this location on which it can construct more than 2.5 million square feet of future industrial property.
     The Company also announced today that it has sold Building 77, a 193,400 square foot warehouse facility located at Park 100 Business Park in Indianapolis. The property was sold pursuant to a tenant's purchase option. Duke will report a gain in the fourth quarter as a result of this sale.
     Duke Realty Investments is a fully integrated real estate company which owns interests in a diversified portfolio of 216 industrial, office and retail properties encompassing approximately 23.6 million square feet including today's announcements. These properties are primarily located in eight midwestern states with 196 properties located in the metropolitan areas of Indianapolis, Indiana; Columbus, Ohio; Cincinnati, Ohio; and St. Louis, Missouri. Duke Realty also owns approximately 1,100 acres of land for future development.
     The Company is a self-administered real estate investment trust which provides leasing, management, development, construction and other tenant-related services for its own properties and for approximately 10 million square feet of properties owned by third parties.

                              JOINT VENTURE SUMMARY

DUKE PROPERTIES CONTRIBUTED





     PROPERTY                                SQUARE FEET     PERCENT LEASED        METRO AREA
     --------                                -----------     --------------        ----------
Thomson Consumer Electronics*                   599,040            100          Indianapolis, IN
Dayco Products                                  282,539            100          Louisville, KY
Microage                                        304,000            100          Cincinnati, OH
Little Brown*                                   500,455            100          Indianapolis, IN
Park Fletcher (17 buildings)                    809,384             89          Indianapolis, IN
Park Fletcher Land (113 acres)                      N/A            N/A          Indianapolis, IN
                                              ---------        -------
                                              2,495,418             96

* Will be acquired by the Venture upon completion of development.

NEW PROPERTIES ACQUIRED:

      PROPERTY                               SQUARE FEET      PERCENT LEASED        METRO AREA
      --------                               -----------      --------------        ----------
Park 100 (22 buildings)                       2,007,520             97          Indianapolis, IN
Hillsdale TechneCenter (3 bldgs.)               241,086             99          Indianapolis, IN
                                              ---------           ----
                                              2,248,606             97

Grand Total                                   4,744,024             96




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VENTURE TERMS:
           STRUCTURE:    An Indiana limited liability company
           OWNERSHIP:    DRE - 50.1 percent, Institutional Investor - 49.9
                         percent
       PROPERTY MGMT:    Duke Realty Services Limited Partnership
       LEASING AGENT:    Duke Realty Services Limited Partnership
CONSTRUCTION SERVICES:   Development and construction services provided on joint
                         venture land or buildings will be provided by Duke.
                DEBT:    Approximately $3.9 million secured by two Park Fletcher
                         buildings.  The remaining 44 buildings are
                         unencumbered.
     DECISION MAKING:    Routine decisions handled by Duke.  Non-routine or
                         material decisions agreed upon mutually.
  BREAK-UP PROVISION:    50/50 division of assets upon request of either
                         venturer